

Mail Stop 4561

November 18, 2015

Natan Barmatz
President
TYG Solutions Corp.
202 Avenue F.
Brooklyn, NY 11218

> **Re:   TYG Solutions Corp.**
> **Amendment No 5. to Registration Statement on Form S-1**
> **Filed October 23, 2015**
> **File No. 333-198284**

Dear Mr. Barmatz:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Prospectus Summary

Overview, page 5

1.    Please revise to describe the status of the agreements with your developers. For example, briefly describe the types of applications you are developing for each client and the status of the development of those applications. Similar concerns exist in the Description of Business section on page 19.

Summary of Financial Information, page 6

2.    Revise to provide a complete presentation of your financial condition. In this regard, we note that you only present your assets.

Risks Factors

If We Are Not Able to Implement the Requirements of Section 404 of the Sarbanes-Oxley Act in a Timely Manner or With Adequate Compliance…, page 12

3.    You indicate that Section 404 of the Sarbanes-Oxley Act requires you to provide a management report on the internal control over financial reporting beginning with your annual report for fiscal year 2015. In the third paragraph of this section, you

appropriately indicate that you will not be required to evaluate your internal controls over financial reporting or disclose the results of such evaluation until the filing of your second annual report, which would appear to be at least the annual report for fiscal year 2016. Please revise to remove the reference to your annual report for fiscal year 2015.

The Offering Price of the Common Stock Was Determined Based on the Price of Our Private Offering…, page 13

4.      Revise the reference to the offering price of $0.10 per share. In this regard, we note from your disclosure on the cover page that the shares are being offered at a fixed price of $0.05 per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

5.      There are several instances where there have been material changes between periods. For instance, you disclose on page 24 that revenue for the three months ended June 30, 2015 was $117,785 as compared to $5,000 for the three months ended June 30, 2014. Please revise your disclosures in this section to identify and quantify the sources that contributed to any material changes. Please see Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Statements of Operations, page F-11

6.      For each of your revenue arrangements, please explain how you determined the amount of revenue to recognize in each of the periods presented. Tell us how you determined that the revenue recognition criteria were met for each unit of accounting based on the terms of the arrangement. Ensure that you address how you determined that delivery had occurred or services had been rendered to the customer, including the consideration given to any acceptance provisions. In this regard, we note that the application development agreements require your assistance in installation of the application system. Refer to SAB Topic 13.A.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 23.1, Consent of Weinberg & Baer, PC

7.      Revise to include a consent for the use of the report of your independent registered public accounting firm and expert reference included in this registration statement that references the accurate date of the audit report and the financial statements for periods ended December 31, 2013 and 2014. Refer to Rule 436 of Regulation C.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian for

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services

cc:    Gregg E. Jaclin, Esq.
       Szaferman Lakind Blumstein & Blader, PC